

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

February 25, 2008

<u>Via U.S. Mail</u>

Gao Xincheng
Chief Executive Officer
China Bio Energy Holding Group Co., Ltd.
c/o Xi'an Baorun Industrial Development Co., Ltd.
Dongxin Century Square, 7th Floor
Hi-Tech Development District
Xi'an, Shaanxi Province, PRC 710043

> **Re:** **China Bio Energy Holding Group Co., Ltd.**
> **Registration Statement on Form S-1**
> **Filed January 28, 2008**
> **File No. 333-147953**

Dear Mr. Xincheng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example in one document, but our silence on similar or related disclosure elsewhere in the same document or in a different document does not relieve you of the need to make similar revisions elsewhere as appropriate.

2. Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

Prospectus Summary, page 1

3. Please clarify your statement "Although our revenues have increased during the last three years" to indicate that while your revenues increased from 2004 to 2005 and from 2004 as compared to 2006, they decreased from 2005 to 2006.

4. Briefly discuss the reasons for structuring your business as described in this section.

Risk Factors, page 8

5. Please avoid statements that mitigate the risk you present. For example, rather than stating that there can be no assurance or no guarantee of a particular outcome, delete such language and state the extent of each risk plainly and directly. In addition, clauses that begin with "although" also require revision.

6. Eliminate generic risks that apply to all public or all newly public companies, including the risk factor titled "We will incur increased costs as a result of being a public company."

7. Please include a risk factor addressing the fact that you purchase 65% of your gasoline and diesel products from one supplier, and the loss of this supplier would adversely impact your sales because the sales of these products comprise most of your revenue.

8. Given that you depend upon five customers for 73.6% of your business, please include a risk factor discussing the impact that the loss of one or more of these of

these customers could have on your business.

Note Regarding Forward-Looking Statements, page 21

9.   If you choose to retain the first sentence of this section, please clearly indicate that, as a penny-stock issuer, the safe harbors set forth in Section 27A of the Securities Act and Section 21E of the Exchange Act are not available to you.

Selling Stockholders, page 22

10.   Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers.

Plan of Operation, page 33

11.   Please file as exhibits the employment agreements discussed in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Xi'an Baorun Industrial Development Co., Ltd., page 38

12.   MD&A requires not only a "discussion" but also an "analysis" of known material trends, events, demands, commitments and uncertainties. In this regard, MD&A should consist of more than a recitation of the financial statements in narrative form. Rather, you should provide an analysis of the changes in your financial condition and results of operations. In revising your discussion in this section, please refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. See SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm and Release No. 33-6835, http://www.sec.gov/rules/interp/33-6835.htm.

13.   Please expand your discussion to address your prospects for the future. In this regard, address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue, or income from continuing operations.

Critical Accounting Policies, page 38

14.   We note that Xi'an Baorun Industrial Development Co. Ltd. is exempt from income tax from the year 2004 through 2010 and has not reported an income tax provision for any of the financial statements presented. Please expand your discussion to address the material implications of the uncertainties associated with the assumptions and estimates underlying your income tax accounting policy.

Results of Operations, page 39

15.   Please expand your discussion to address the extent to which your historical
       financial information is indicative of future results. Also modify your disclosure
       indicating that the establishment of two agents would result in an increase in
       revenue for the interim period ended September 30, 2007, in comparison to the
       interim period ended September 30, 2006, to explain the correlation. For each
       material income or expense item, please describe the underlying reason for either
       its existence or fluctuation from the prior period.

Liquidity and Capital Resources, page 42

16.   Please explain why you believe that your current cash balances, along with your
       cash flow from operations will be adequate to meet your liquidity needs over the
       next twelve months. We note that you had net cash used by operations for the
       nine months ended September 30, 2007. We further note your disclosure on page
       32 that "At present, we have sufficient capital on hand to fund our operations only
       through September of 2007."

17.   Please expand the discussion of your liquidity and capital resources to address
       known trends, events, or uncertainties that are reasonably likely to have a material
       impact on your short-term or long-term liquidity.

18.   Expand your discussion to identify the various drivers underlying your cash flows
       from operating, investing and financing activities, and to indicate the extent to
       which the reported amounts are indicative of your expectations for future cash
       flows. As indicated in FRC 501.13.b, you should address the underlying reasons
       for material changes.

Quantitative and Qualitative Disclosures about Market Risk, page 45

19.   We note that you provide qualitative discussion about market risk as it pertains to
       foreign currency exchange risk. However, it does not appear that you have
       provided the quantitative disclosures required by Item 305 of Regulation S-K.
       Please expand your disclosure to provide this information using at least one of the
       three acceptable disclosure alternatives outlined in Item 305 of Regulation S-K.

Business Overview, page 48

20.   Please include substantially enhanced and detailed disclosure regarding the nature
       and terms of your contractual arrangements with Xi'an Baorun Industrial
       Development Co., Ltd. For example, explain in detail how the contractual
       agreements allow you to "secure significant rights to influence Xi'an Baorun's
       business operations, policies and management, approve all matters requiring

shareholder approval, and the right to receive 100% income earned by Xi'an Baorun." Among other items, we would expect you to discuss how the shareholders were located, what compensation each receives as a result of the contract, if any, how frequently terms are changed to ensure that you obtain "100% of the income earned by Xi' an Baorun" and how the contract works in practice. We may have additional comments.

21.   If your counsel or you are aware of other similar business arrangements in China, please supplementally provide us with details including a discussion of whether the government has formally considered the propriety of such an arrangement. If there is none, disclose this.

Customers, page 58

22.   Please explain your rationale for your statement that "Since we expect that the sale of bio-diesel will account for approximately 5.64% of total revenue for 2007, and oil products will account for 94.36%, our business is not impacted by seasonality."

Executive Compensation, page 63

23.   Please identify the "comparable peer companies" against whom you compare your executives' base salary.

Transactions with Related Persons, Promoters and Certain Control Persons, page 67

24.   Please state whether these transactions were on terms no less favorable than could have been obtained from unaffiliated third parties.

Financial Statements

General

25.   Please update the financial statements included in your registration statement to comply with Rule 3-12 of Regulation S-X. We understand these financial statements will reflect the share exchange that occurred on October 23, 2007, which you have characterized as a reverse merger recapitalization, rather than a business combination. Since your updated financial statements will cover the period in which the recapitalization has occurred, and your historical financial statements for all periods will be those of the entity identified as the accounting acquirer, we presume you will be removing the financial statements of International Imaging Systems, Inc., and that it will no longer be necessary to present pro forma financial information. Please ensure that the historical stockholders' equity of the accounting acquirer prior to the reverse merger is

retroactively restated to reflect the equivalent number of shares exchanged, similar to a stock split, in addition to giving effect to any difference in the par value of stock.

26.   Tell us why you have not included separate financial statements of Baorun China Group Limited, the company you identify as the accounting acquirer in the share exchange transaction. Although we understand it was recently created and has no operations, the point at which you transferred the business to this entity should be clear. Please ensure that the composition of your historical financial statements reflects the proper accounting for entities under common control that have been reorganized, and for business acquisitions if applicable; and that labeling and disclosure in the notes to the historical financial statements properly reflect the reconfiguration of the enterprise.

Financial Statements of Xi'an Baorun Industrial Development Co., Ltd.

27.   We note that in following the guidance in FIN 46(R), you have identified Xi'an Baorun Industrial Development Co. Ltd. as a variable interest entity, and your indirectly wholly owned subsidiary, Redsky Industrial Co. Ltd., as the primary beneficiary. Accordingly, we understand that you intend to include this variable interest entity in your consolidated financial statements. Please submit the analysis that you performed in reaching these conclusions, and address each of the following points. Please be sure to identify the specific provisions within the agreements that support your conclusions.

(a)   Tell us of any regulations imposed or entitlements held by governing authorities that may inhibit your ability to exercise effective control of this entity, not withstanding your contractual agreements.

(b)   Explain why Xi'an Baorun Industrial Development Co. Ltd. does not fall under the scope exceptions outlined in paragraph 4(h) of FIN 46R.

(c)   Provide specific details about your obligation to absorb the majority of the losses and your right to receive the majority of the expected residual benefits of Xi'an Baorun Industrial Development Co. Ltd., with reference to the specific sections of the agreements governing these obligations and rights.

(d)   Please describe the amount and form of any consideration negotiated in conjunction with the contractual arrangements between Xi'an Baorun Industrial Development Co. Ltd. and Redsky Industrial Co. Ltd.

(e)   Tell us how you measured and accounted for Xi'an Baorun Industrial Development Co. Ltd.'s assets and liabilities at the date Redsky Industrial Co. Ltd became its primary beneficiary (indicate whether you are accounting for this transaction as a business acquisition or a reorganization of entities under common), and identify the basis for your methodology.

(f)   Tell us whether Xi'an Baorun Industrial Development Co. Ltd. is a self supporting business. Please explain the basis for your view, with reference to the guidance in paragraphs 5(a), 9 and 10 of FIN 46(R), and indicate the extent to and conditions under which its shareholders intend to invest additional capital in the company.

(g)   Please tell us whether you can sell your rights in the agreements with Xi'an Baorun Industrial Development Co. Ltd. to others, including unrelated parties, without prior approval from this entity or other parties; and if not, explain the process of identifying Redsky Industrial Co. Ltd as the primary beneficiary, relative to the guidance in paragraphs 14, 16(d), and 17 of FIN 46(R).

(h)   We note that Redsky Industrial Co. Ltd. has an exclusive option agreement with the shareholders of Xi'an Baorun Industrial Development Co. Ltd. to purchase a portion or all of their equity interests in Xi'an Baorun Industrial Development Co. Ltd for a purchase price to be designated by Redsky Industrial Co. Ltd.

Tell us how the call option price would be determined and how it would compare to both the fair value and book value at the date of the agreement. Please also tell us whether Redsky Industrial Co. Ltd. actually intends to purchase Xi'an Baorun Industrial Development Co. Ltd., if permitted by Chinese law.

28.   Please confirm that you have filed as exhibits all relevant agreements related to the contractual relationship existing between Xi'an Baorun Industrial Development Co. Ltd. and Redsky Industrial Co. Ltd.

Interim Period Financial Statements, page F-61

Note 8 – Short-Term Loans, page F-71

29.   We understand that you entered into a short term loan on August 31, 2007. However, your disclosure indicates a repayment date of August 30, 2007. Please revise your disclosure to indicate the correct date this loan must be repaid.

Exhibits

30.   Please file as exhibits your agreements with Shaan Xi Yanchang Oil (Group) Company, as well as your agreements with your top 5 customers identified on page 58.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, or in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: K. Hiller
        J. Gallaher
        S. Donahue
        Mitchell S. Nussbaum (212-407-4990)